TSX:GNG
www.goldengoliath.com

Golden Goliath Regional Update

Vancouver, Canada, July 10, 2012

For immediate release

Golden Goliath Resource (TSX V:GNG) (US:GGTH-F) is pleased to provide an update on some of the activity in and around its Uruachic Mining Camp.  Over the years the entire Camp has been covered by mineral claims.  While Golden Goliath was first to the Camp and believes it has the best ground, the most significant work is being done adjacent to Golden Goliath’s Nopalera property by Fresnillo PLC who drilled 37,580 metres in 51 holes and constructed the first 300 metres of an exploration adit in 2011 on their Orisyvo project.

Fresnillo has disclosed that Orisyvo has an indicated resource of 9.6M ounces of gold and 13.5M ounces of silver in its 2011 Annual Report.  Further, they state that in 2012 they plan to continue drilling from surface and underground and study mining methodology and conduct further metallurgical testing.

Our Nopalera claim itself is about 4 kilometers by 4 kilometres, adjacent to Orisyvo with the border about  8km from the adit.  Less than a third of Nopalera has been explored to date. The best explored portion of the property already has several drill targets and our exploration team is greatly encouraged by the work to date and the similarities to Orisyvo and eagerly anticipate the start of the first diamond drilling program on the property.

While Fresnillo has been conducting the bulk of the work within the Uruachic Mining Camp, Peñoles S.A. de C.V. has completely surrounded our claims.  Essentially we have a closed gate community with Fresnillo, Peñoles, Agnico-Eagle and Golden Goliath.  As the sole junior in the heart of the Uruachic Mining Camp we are challenged in:

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obtaining as much knowledge as possible from the extensive work being done in the area to assist in our own exploration activities. Major mining companies like Fresnillo and Peñoles generally do not announce their exploration successes.

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Share with our investors the true potential of the Uruachic Mining Camp to host significant gold and silver deposits.  We have always believed that the hundreds of old tunnels and adits dating back hundreds of years in the Camp would undoubtedly lead to major new discoveries.  Orisyvo is proof of this theory.  And, despite spending $150 million dollars, Fresnillo has disclosed very little about the true potential of Orisyvo or the Uruachic Camp as a whole.

Increased knowledge and understanding to define best potential drill targets

With respect to advancing our geological understanding of the Uruachic Mining Camp and the Orisyvo deposit type, we are working closely with Agnico-Eagle and their technical team, some of whom were a part of the Orisyvo discovery before joining Agnico.  Agnico-Eagle has been an exceptional partner both in their financial and exploration support.  Their drill program, which just commenced, will continue to build and enhance our understanding.  Further, our own senior geologists with extensive experience working at major mining companies finding and building mines combined with a handful of young gun geologists being trained and directed by them, we believe our own, Mexican, exploration team is second to none.  We are proud of the fact that our entire team has been together for several years adding consistency, building on their knowledge and a shared belief by all in the significant potential of the Camp.  Our team continues working at Nopalera.

Significant potential of the Uruachic Mining Camp

With respect to the potential of the Uruachic Mining Camp we can surmise that Peñoles land position is based on the extensive work at Orisyvo and the technical analysis and interpretations derived therefrom to hold the most prospective ground for further discoveries by the fact Peñoles and Fresnillo work together closely (Peñoles holds approximately 77% of the issued share capital of Fresnillo PLC).  It is interesting to note that Peñoles holds the majority of the land in the Camp.  Peñoles is a private company and not subject to any public reporting requirements for the work it does or results obtained.  Fresnillo PLC currently trades on the London Stock Exchange and is subject to UK reporting rules for public companies.

A further initiative demonstrating the potential of the Uruachic Mining Camp is the building of a road to the town of Uruachic.  The Mexican Government has commenced construction to pave the 40km road to Uruachic.  This is a significant investment in the region.  Fresnillo’s plans to extend the paved road to Orisyvo suggests Orisyvo may be on the fast track to production.

While Fresnillo’s regulatory disclosure has provided some indication as to the significance of the Orisyvo Deposit, its local public announcements have also been insightful.  Fresnillo operates several mines in Mexico and claims to be the largest primary silver producer in the world.  As such, its public image is critical to local communities throughout Mexico.  A recent article in El Heraldo in Chihuahua City stated that exploration at Orisyvo to date has amounted to approximately US$150M and is expected in the years ahead could reach US$800M for feasibility through to construction.  Further, the article states direct employment during production at Orisyvo would be 1,500 people with up to 7,500 additional indirect jobs created. The nature and scale of the potential economic benefit from Orisyvo likely explains the Mexican Government’s investment in the road to Uruachic as they have been very aggressive in promoting mining and subsidizing some of the necessary infrastructure.

Golden Goliath CEO, Paul Sorbara comments “I have always believed that the Uruachic Mining Camp would become a major mining district.  Exploration and development activities are now occurring faster than ever before.  I have worked for many years in this area and I am gratified to see Golden Goliath positioned at the heart of the action.  With several major mining companies recognizing the potential of, and operating in, the Uruachic Mining Camp and a major gold deposit being developed, it is very satisfying for me.  The discovery of another large porphyry style gold deposit on our Nopalera property will be the icing on the cake”.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person who has reviewed and approved this release is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

FOR MORE INFORMATION CONTACT:
Golden Goliath Resources Ltd.
J. Paul Sorbara, M.Sc., P.Geo
President & CEO
Phone: +1(604)-682-2950
Email: jps@goldengoliath.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.